FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC CONFIRMS THE RETIREMENT DATE OF IAIN MACKAY AND
THE APPOINTMENT DATE OF EWEN STEVENSON
AS GROUP FINANCE DIRECTOR

Further to the announcement made on 25 June 2018, HSBC Holdings plc ('HSBC', the 'Company' or the 'Group') confirms that:

(i) Iain Mackay will retire as Executive Director and Group Finance Director of the Company on 31 December 2018; and

(ii) Ewen Stevenson will be appointed as Executive Director and Group Finance Director of the Company on 1 January 2019, having joined the Group on 1 December 2018 as Group Finance Director Designate.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Supplementary information:

This announcement is made pursuant to LR 9.6.11 and LR 9.6.12 of the UK Listing Authority's Listing Rules (the UK Listing Rules) and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the HK Listing Rules).

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,607bn at 30 June 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 07 August 2018